UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 25, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED – DISCLOSURE OF BENEFICIAL
INTERESTS IN SECURITIES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code – BIANG
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DISCLOSURE OF BENEFICIAL INTERESTS IN SECURITIES
In accordance with Section 122(3)(b) of the Companies Act, No 71 of 2008, as amended and paragraph 3.83(b) of the JSE Limited Listings Requirements, AngloGold Ashanti shareholders are advised that the Company has received formal notification from Van Eck Associates Corporation
(“Van Eck”), that it has disposed of a beneficial interest in the securities of the Company.
Accordingly, Van Eck’s total beneficial interest in AngloGold Ashanti’s securities now amounts to
6.88% of the issued ordinary share capital of the Company.
This notification comes after the exit of AngloGold Ashanti from Market Vectors Index Solutions
(MVIS) Global Junior Gold Miners Index on 15 March 2019, following the MVIS quarterly and semi-
annual index review announced on 8 March 2019.
The MVIS Global Junior Gold Miners Index is a modified market cap-weighted index that tracks the performance of the most liquid junior gold and silver mining companies. The index is tracked by
ETFs totalling assets under management of over $5 billion, including the VanEck Vectors Junior
Gold Miners ETF. AngloGold Ashanti was the largest component of the index, with its weighting at
6.36%.
AngloGold Ashanti has had a strong performance in recent months, with the American Depository
Receipts up 71% in the six months to the announcement of the rebalancing of the index on 8 March
2019. AngloGold Ashanti, at the time of the 8 March 2019 review, was the index’s largest constituent with a market capitalisation of $5.516 billion, compared with $3.223 billion six months earlier.
ENDS
Johannesburg
20 March 2019
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/+1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 637 6763/+27 82 821 5322
fmgidi@anglogoldashanti.com
Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2019
AngloGold Ashanti Limited
By: /s/ M E SANZ PEREZ
Name:
M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance